Welcome Stockholders

 First Midwest Bank

 Member FDIC



First Midwest Bancorp, Inc.

2012 Stockholders Meeting
May 16, 2012

strong. trusted.  First Midwest

2

Welcome And Opening Remarks

Michael L. Scudder
President and CEO

 First Midwest Bank



Items Of Business

I.   Election of Directors

II. Advisory Vote on Appointment of Independent Auditors

III. Advisory Vote on Executive Compensation

IV. Advisory Vote on Frequency of Advisory Approval of Executive Compensation

Matters Of Record

First Midwest

- March 23, 2012 Record Date

- Certified List of Stockholders

- No Stockholder Nominations or Proposals Filed

Items Of Business

 First Midwest Bank



Continuing Directors
Serving Until 2013

Brother James Gaffney, FSC
President
Lewis University
(Leading Catholic and Lasallian University)

> **Director Since: 1998**
> **Committee(s):** Advisory, Compensation
> and Nominating and
> Corporate Governance

Michael L. Scudder
President and CEO
First Midwest Bancorp, Inc.

> **Director Since: 2008**

J. Stephen Vanderwoude
Retired Chairman and CEO

(Operator of Rural Telephone Companies)

> **Director Since: 1991**
> **Committee(s):** Advisory, Compensation
> and Nominating and
> Corporate Governance

Patrick J. McDonnell
President and CEO
The McDonnell Company LLC
(Business Consulting Company)

> **Director Since: 2002**
> **Committee(s):** Audit and Nominating and
> Corporate Governance

John L. Sterling
President and Owner
Sterling Lumber Company
(Hardwood Lumber Supplier and Distributor)

> **Director Since: 1998**
> **Committee(s):** Compensation

7

Continuing Directors
Serving Until 2014

John F. Chlebowski, Jr.

Retired President and CEO
Lakeshore Operating Partners. LLC
(Bulk Liquid Distribution Firm)

     Director Since: 2007
     Committee(s): Advisory and Audit

Peter J. Henseler

Vice Chairman
TOMY International
(Designer and Marketer of Toys and
  Infant Products)

     Director Since: 2011
     Committee(s): Compensation

Michael J. Small

President and CEO
Gogo. Inc.
(Airborne Communications Service Provider)

     Director Since: 2010
     Committee(s): Audit and Nominating and
               Corporate Governance

Phupinder S. Gill

CEO
CME Group. Inc.
(Global Derivatives Marketplace and Exchange)

     Director Since: 2010
     Committee(s): Compensation

Ellen A. Rudnick

Executive Director
Polsky Center for Entrepreneurship
University of Chicago Booth School of Business
(Graduate School of Business)

     Director Since: 2005
     Committee(s): Advisory, Audit and
               Nominating and
               Corporate Governance

8

Vote For Director Nominees
To Serve Until 2015

Barbara A. Boigegrain

General Secretary and CEO

Of The United Methodist Church
(Pension. Health and Welfare Benefit Trustee
and Administrator)

   Director Since: 2008
   Committee(s):   Compensation

Robert P. O'Meara

Chairman of the Board
First Midwest Bancorp. Inc.

   Director Since: 1982
   Committee(s):   Advisory

9

Advisory Vote To Appoint
Ernst & Young LLP
As Independent Auditors

 First Midwest Bank

 Member FDIC

Advisory Vote To Approve
Executive Compensation

 First Midwest Bank






Advisory Vote To Approve
Frequency of Advisory Approval of
Executive Compensation

First Midwest Bank

Member FDIC

Results

First Midwest Bank

Member FDIC

Adjournment



Management Presentation





Management Presentation

Michael L. Scudder
•Operating & Strategic Overview

Paul F. Clemens
•Operating Performance

Mark G. Sander
•Strategy Execution

Michael L. Scudder
•Closing Remarks

Forward Looking Statements

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

Non-GAAP Disclaimer

This presentation contains GAAP financial measures and, where management believes it to be helpful in understanding the Company's results of operations or financial position, non-GAAP financial measures. Where non-GAAP financial measures are used, the most directly comparable GAAP financial measure, as well as the reconciliation to the most directly comparable GAAP financial measure can be found in the Company's current quarter earnings release or Quarterly Report on Form 10-Q which can be found on the Company's website at www.firstmidwest.com/secfilings. Non-GAAP financial measures in this presentation include core operating earnings and pre-tax, pre-provision return on risk weighted average assets. Both of these measures are useful in understanding the performance and trends of the Company's core franchise over time without respect to investment securities gains/losses, taxes, provisions expense and OREO losses, each of which can significantly vary from quarter to quarter, and therefore may distort the Company's underlying performance.

A Premier Community Bank[1]

- **$8.0 Billion Assets**
  = **$6.5 Billion Deposits**
    - Strong, Low Cost Core Deposits
    - 75% Transactional
  = **$5.4 Billion Loans**
    - IL's Largest Ag Lender
  = **$5.5 Billion Trust Assets**
    - IL's 4th Largest Bank Asset Manager

- **Full Retail And Commercial Product Line**
  = Organized Around Clients And Markets
  = 240,000 Retail And 26,000 Commercial Relationships

[1] Information as of 3/31/12



Deposits

Demand 25% | Sav/NOW 32% | Time 25% | Money Market 18%



Loans

C&I 32% | Comm RE 51% | FDIC Covered 5% | Consumer 12%

First Midwest

In Premier Markets

- 70 Plus Years Of Community Banking
- Headquartered In Suburban Chicago
  - #8 Suburban Market Share
- Retail Banking Platform [1]
  - Approximately 100 Locations
  - $73 Million Average Deposits/Branch
  - Over 1,800 Employees



WISCONSIN
Kenosha
McHenry
Lake
Lake Michigan
IOWA
DeKalb
Kane
DuPage
Cook
Scott
Rock Island
Kendall
LaSalle
Will
Grundy
Porter
Lake
Knox
Jasper
Newton
ILLINOIS
INDIANA
Vermilion
Champaign
Existing Branches
Chicago LPO Office
Acquired Institutions

[1] As of 12/31/11

Mission Statement

We are in the business **of helping clients achieve financial success** throughout their economic life. We do so by focusing on the broad range of their financial needs and delivering quality services that truly fulfill those needs.

We believe that only if **each of us**, those dealing directly with clients as well as those who support client contact people, **assumes personal responsibility for the financial success of every client** we come in contact with, will their success be assured.

We further believe that in fulfilling clients' financial needs we are creating significant value for them while at the same time creating value for ourselves and the company.

The financial success of our clients, thusly, will define our success as well as the company.

Our Core Values Provide Direction


strong, trusted and honored
Forbes
America's Most
TRUSTWORTHY
Companies
2012
TOP WORK PLACES 2010
TOP 100 WORKPLACES 2011
Chicago Tribune
First Midwest Bank
First Midwest Bank is a subsidiary of First Midwest Bancorp, Inc.
Member FDIC

Operating Environment & Strategic Overview

First Midwest

Forbes
America's Most
TRUSTWORTHY
Companies
2012

•Economy and Business Climate

•Banking Industry - Expectations & Perspectives

•Strategic & Performance Highlights

Economic Environment

- Positive Signs Emerging, Still Fragile

- Consumer Spending and Housing Stronger

- Employment Uneven

- European Instability, U.S. Elections Creating Uncertainty

- Concerns Remain as to Sustainability

Overall Economy on Better Footing
Continued Low Rate Environment

Regulatory Environment

	Key Legislative Elements	**Impact On Us**
Consumer / Investor Protection	• Creation of CFPB • Fair Lending, Increased Scrutiny	• Impact On >$10 Billion • Trickle Down Regardless
Mortgage	• More Mortgage Rules • Simplify Standards	• Higher Delivery Costs • Eliminates Brokers
Deposit Products	• Overdraft Processing • Interchange Fee Limits	• Fee Pressures • Relook At Product Mix
Capital	• Basel III • Stress Testing • Risk Management	• Elevated Capital

Increasing Industry Operating Costs

Impacting The Industry



Factors
- Economic Uncertainty
- Monetary Accommodation
- Heightened Regulatory Focus
- Excess Capital

Driving
- Sustained Low Interest Rates
- Consumer and Business De-Risking
- Weaker Loan Demand
- Lagging Housing Recovery and Soft Real Estate Values

Performance
- Increased Deposits and Liquidity
- Greater Competition For Loans
- Higher Regulatory Costs
- Emphasis on Efficiency
- Uneven Credit Recovery

**Higher Cost and Lower Margin Pressuring
Earnings As Credit Improves**



26

Market Opportunities

- Environment Creates Opportunities
  - Expansion
  - Efficiency

- Within Chicago Market
  - 37 Failures Since Start Of 2009
  - 35 Institutions ($24 Billion) With Texas Ratio > 100%

- Consolidation Expected

- Well Positioned To Benefit
  - Strong Capital, Solid Reputation
  - Experienced Team
  - 4 Transactions, $1 Billion Since 2008

27

Our Priorities

First Midwest

2011 and Beyond

Credit Remediation & Liquidation	•Lower Nonperforming Assets •Proactive, Responsible Liquidation
Strengthen Core Business	•Diversify and Strengthen Lending •Grow Core Deposits and Revenue Sources •Maximize Efficiency
Prudent Capital Management	•Returned TARP •Strengthen Earnings, Dividend Capacity •Assess Alternative Capital Uses, M&A

Path To Repayment of TARP
2008 to 2011

Improvement in Credit Quality

- Non-performing Assets Down 30% from Peak
- Construction Exposure Reduced by 72%

Active Capital Management

- Altered Balance Sheet Mix, Retained Earnings
- Subordinated and Trust Preferred Debt Repurchase
- Raised Common Equity and Senior Debt

Strengthened Our Business

- Acquired $900 Million in Deposits
- Resources Aligned and Expanded Markets
- Maintained Customer and Employee Services

Actions Aligned with Shareholder Interests

Organizational Alignment
2011 and 2012

People
- Mark Sander, Chief Operating Officer
- Thomas Prame, Director of Retail Banking
- Kevin Moffitt, Chief Risk Officer

Alignment
- Sales and Support Teams
- Wealth Management, Commercial Sales

Product & Distribution
- Expanded Market Reach
- Mortgage and Niche Development
- Retail Product Design, Branch Delivery

**Enhancing and Allocating Resources
To Areas of Growth**

First Midwest

2012, A Year of Transition


2010
2011
2012
2013
2014
Credit
Remediate
Liquidate & Originate
Originate
Growth
Positioning
Execution
FDIC
FDIC & M&A
M&A
Capital
Defensive
Deployment

Paul F. Clemens

First Midwest Bancorp, Inc.

Executive Vice President & CFO

Operating Performance

 First Midwest Bank

 Member FDIC

Performance Highlights

- Organizational Realignment (4Q11, 1Q12)
  - Elimination Of 140 Positions
  - Severance-Related Costs Of $2.5 Million
  - Annualized Savings of $7 Million

- Redeemed $193 Million Of TARP Preferred (4Q11)
  - One-time Charge $1.5 Million
  - Eliminates Preferred Dividends Of $10.3 Million Annually

- Acquired $107 Million In Deposits (4Q11)
  - $70 Million Of Core Deposits
  - Gain Of $1.1 Million

2011 Operating Results

	December 31		
Key Operating Metrics	**2011**	**2010**	**Improved**
Net Income (Loss)	$ 25.4	$ (19.7)	NM
Core Operating Earnings	$129.9	$136.4	(5%)
Loan Loss Provision	$ 80.6	$147.3	45%
Net Interest Margin	4.04%	4.13%	(2%)
Efficiency Ratio	62.1%	58.8%	(6%)

**Margin Pressure Offset by
Lower Credit Costs**

2011 Operating Results

	December 31		
Other Key Metrics	**2011**	**2010**	**Improved**
Transactional Deposits, Average	$4,755	$4,322	10%
Loans, Period End[1]	$5,349	$5,472	(2%)
Non-Performing Assets[2]	$248.4	$269.5	8%
Loan Charge-Offs	$103.7	$147.1	30%
Tier 1 Common Capital	10.26%	9.81%	5%

Stronger Liquidity and Capital, Credit Improved, Sustained Lending

[1] Includes covered loans and OREO
[2] Excludes covered loans

35

Operating Results, 1Q 2012

	First Quarter		
Key Operating Metrics	**2012**	**2011**	**Improved**
Net Income	$7.8	$7.3	7%
Core Operating Earnings	$28.6	$31.1	(8%)
Loan Loss Provision	$18.2	$19.5	7%
Net Interest Margin	3.88%	4.15%	(7%)
Efficiency Ratio	64.6%	62.7%	(3%)

**Net Income Up,
Margin Impacted By Debt and Liquidity**

Operating Results, 1Q 2012

Other Key Metrics	First Quarter		
	2012	**2011**	**Improved**
Average Earning Assets	$7,088	$7,232	(2%)
Cash and Equivalents	$486	$526	(8%)
Transactional Deposits, Average	$4,823	$4,528	7%
Loans, Period End	$5,389	$5,445	(1%)
Tier 1 Common Capital	10.38%	9.96%	4%

**Significant Liquidity And Capital,
Ability to Benefit as Conditions Stabilize**

37

First Midwest

Core Business Is Strong

Net Interest Margin


4.50%
4.00%
3.50%
3.00%
2.50%
2008
2009
2010
2011
1Q12
3.88%
3.71%
3.55%

Efficiency Ratio


80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
2008
2009
2010
2011
1Q12
64.62%
61.70%
59.34%

Pre-Tax, Pre-Provision Earnings / RWA


3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2008
2009
2010
2011
1Q12
2.22%
1.83%
1.78%
FMBI
Chicago Peers
National Peers

Mark G. Sander

First Midwest Bancorp, Inc.
Senior Executive Vice President
&
First Midwest Bank
President & COO

Strategy Execution

 First Midwest Bank



Credit Trends



Non-Performing Assets

- 6.39% — $336 — Dec-09
- 5.25% — $269 — Dec-10
- 4.85% — $248 — Dec-11
- 4.73% — $245 — Mar-12

NPA's / Loans Plus OREO
Chicago Peer
National Peer

Improved Metrics, Progress Impacted By
Slow Recovery, Softened Real Estate Market

Focus Remains on Disposition of Problem Assets

First Midwest



- Actively Driving Problem Assets Lower
- Market Impacted by Illiquidity and Inventory
- Cycle to Date Losses in Line with Peers

41


First Midwest
Strengthening Our Business
1. Asset Formation
• Focused and Enhanced Sales
• New Mortgage Platform
• Asset-Based and Other Niches
2. Fee Income/Deposits
• Wealth and Treasury Management
• Core Deposit Growth
3. Efficiency
• Reduction in Costs
• Performance Management
4. Investment In Core
• Strategic Distribution
• Internet And ATM Platform
• Strengthen Brand
Delivering On Multiple Fronts
42

Loan Portfolio

	12/31/08		3/31/12		
	$	%	$	%	Change
Commercial and Industrial	$ 1,707	32%	$ 1,735	32%	2%
Construction	866	17%	242	5%	(72%)
Commercial Real Estate	2,041	38%	2,497	46%	22%
Consumer	746	13%	664	12%	(11%)
Covered	--	--	251	5%	NM
Total Loans	**$ 5,360**	**100%**	**$ 5,389**	**100%**	**1%**

Serving Markets, Diversifying Mix
47% Owner Occupied Real Estate

Changing Loan Trajectory

Expanding Our Sales and Footprint:

- Enhancing Existing Teams

- Chicago Loop, Du Page Markets

- Asset Based and Other Niches

- Mortgage Platform





Wealth Management



- **Revenues Up 34% Since 2008**
- **$5.5 Billion in Trust Assets**
- **4th Largest Bank Asset Manager in IL**



Expanding Our Reach



**Over 1,000 ATMs Locally and 43,000 Nationally
Available to Clients at No Cost**

Building Our Business

- **Colleagues**
  - Enhanced Sales
  - Talent Development

- **Delivery Channels**
  - Retail Branch Network
  - Internet and Mobile Banking
  - Commercial, Treasury Management
  - Wealth Management

- **Client Relationships**

Michael L. Scudder

First Midwest Bancorp, Inc.

President & CEO

Closing Remarks

 First Midwest Bank

 Member FDIC

2012 Is A Year Of Transition

- Economic Conditions Improving, but Fragile

- Regulatory and Capital Requirements Evolving

- Credit Improving, Remediation Uneven

- Aligning Resources With Growth and Opportunity

Positioning For Long Term Success

Priorities Remain Same



As We Evolve to "New" Normal

Well Capitalized

First Midwest Ratios	FM Actual	Well Capitalized	Excess Capital	Excess %
Total Risk-Based Ratio	13.47%	10.00%	$217,431	35%
Tier 1 Risk-Based	11.41%	6.00%	$338,648	90%
Tier 1 Leverage Ratio	9.38%	5.00%	$333,423	88%

Significant Capital, Provides Flexibility

Capital Management Priority

Requirements	Uses

Requirements
- Stronger Earnings
- Reduced Credit Risk
- Regulatory Clarity

Uses
- Growth
- Dividend
- Repurchase
- M & A

Emphasis on Return to "Normalized" Capital

Market Valuation

As of March 31, 2012

	Price Change %		Price to:		Market Value to:
	FY 2011	Jan- March 2012	2012 Estimate	Tang Book Value	Core Deposits
FMBI	(12.1)	2.7	16.0x	1.3x	3.5x
Peers					
Chicago	(14.2)	30.1	19.7x	1.2x	2.5
National	(5.9)	13.5	14.8x	1.5x	6.7
SNL Midwestern Banks (72)	(7.5)	14.0	13.1x	1.2x	2.2

Markets Volatile, Valuing Growth and Credit Quality Execution Drives Improvement

Source: SNL

In Closing

- Road to "New Normal" Uneven

- We Have Advantages That Create Opportunities
  - Strong Core Deposit
  - Engaged and Enhanced Workforce
  - Good Markets, Growing Opportunities
  - Significant Capital and Liquidity

- Execution on Our Priorities Will Enhance Value

**Well Positioned, Have to Stay Focused
and Invest In Ourselves**

54


strong, trusted
and honored
Forbes
America's Most
TRUSTWORTHY
Companies
2012
TOP
WORK
PLACES
2010
TOP
100
WORKPLACES
2011
Chicago Tribune
First Midwest Bank
First Midwest Bank is a subsidiary of First Midwest Bancorp, Inc.
Member FDIC

Certain Terms Used In this Presentation

Chicago Peers - Means collectively the companies with the ticker symbol MBFI, WTFC, PVTB, and TAYC.

Core Deposit - Includes demand, savings and NOW accounts.

Core Operating Earnings - Means the Company's pre-tax pre-provision operating earnings for the stated period, which reflect the Company's operating performance before the effects of credit-related charges and other unusual, infrequent, or non-recurring revenues and expenses. This is a non-GAAP financial measure.

Covered Loans or Assets - Means loans or assets which the Company acquired via an FDIC-assisted transaction.

National Peers - Means collectively the companies with the ticker symbol SRCE, CHFC, CRBC, FCF, FMER, MBFI, ONB, PNFP, PVTB, PFS, STSA, SUSQ, UMBF, UMPQ, VLY, TAYC, TCBI, TRMK, WSBC, WTFC.

Net Interest Income - Means the difference between interest income and fees earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, presented on a tax-equivalent basis, assuming a federal income tax rate of 35%.

Non-Performing Assets - Means non-accrual loans (the majority of which are past due), loans 90 days or more past due and still accruing interest and OREO.

SNL Midwestern Banks - Means 72 Midwest based banks

Tier 1 Common Capital - Means tier 1 capital, less trust preferred securities, divided by risk based assets.

Note:
- Unless otherwise indicated, all dollar amounts used in this presentation are in millions except per share information.
- Unless otherwise indicated, all loan information includes Covered Loans.
- Peer information source for this presentation from SNL.